Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

TRADING HALT

At the request of Bilibili Inc. (the “Company”), trading in the Class Z ordinary shares of the Company on The Stock Exchange of Hong Kong Limited will be halted with effect from 9:00 a.m. on November 19, 2021, pending the release of an announcement in relation to the pricing of the Company’s proposed issuance of convertible senior notes, which constitutes inside information of the Company.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, November 19, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.